For the period ended March 31, 1999
File number 811-08101

                          SUB-ITEM 77J


              Reclassification of Capital Accounts

       The   Fund   accounts   for   and   reports
distributions  to shareholders in accordance  with
the   American   Institute  of  Certified   Public
Accountants'    Statement   of   Position    93-2:
Determination, Disclosure, and financial Statement
Presentation of Income, Capital Gains, and  Return
of  Capital Distributions by Investment Companies.
The  effect  of  applying this  statement  was  to
decrease  paid-in  capital in excess  of  par  and
decrease   accumulated  net  realized  losses   on
investments  by $212,207 for certain expenses  not
deductible   for  tax  purposes.  Net   investment
income, net realized gains and net assets were not affected by this change.